Filing pursuant to Rule 425 under the
Securities Act of 1993, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Family Dollar Stores, Inc.

Subject Company: Family Dollar Stores, Inc.

Form S-4 File Number: 333-198015

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend the previously announced special meeting of Family Dollar stockholders. As previously disclosed, the special meeting has been rescheduled and will be held on December 23, 2014, at 10:00 a.m. local time. The location of the special meeting has also changed. The meeting will now be held at the Mint Museum Randolph, 2730 Randolph Road, Charlotte, North Carolina 28207. At the special meeting, Family Dollar stockholders will be asked to consider and vote upon the following matters:

1.

a proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by amendment no. 1 on September 4, 2014, and as it may be further amended from time to time, by and among Family Dollar Stores, Inc., a Delaware corporation, Dollar Tree, Inc., a Virginia corporation, and Dime Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Dollar Tree, Inc.;

2.

a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Family Dollar’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.

a proposal for adjournment of the special meeting, if necessary or appropriate, from time to time, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

The record date for the special meeting is October 30, 2014. Only stockholders of record as of the close of business on October 30, 2014 are entitled to notice of, and to vote at, the special meeting. All stockholders of record as of that date are cordially invited to attend the special meeting in person. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Family Dollar common stock entitled to vote thereon. The proposal to approve the merger-related executive compensation requires the affirmative vote of the holders of a majority of shares of Family Dollar common stock present in person or represented by proxy and entitled to vote thereon; however, such vote is advisory (non-binding) only. The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement requires the affirmative vote of the holders of a majority of shares of Family Dollar common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

A copy of the merger agreement is enclosed with this notice. A summary of the merger agreement is set forth in the section entitled “The Merger Agreement” beginning on page 137 of the proxy statement/prospectus dated October 28. 2014 that was previously mailed to you.

Family Dollar’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Family Dollar and its stockholders, and unanimously recommends that Family Dollar stockholders vote “FOR” adoption of the merger agreement, “FOR” the proposal to approve the merger-related executive compensation and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to adopt the merger agreement. In considering the recommendation of the board of directors of Family Dollar, you should be aware that certain directors and executive officers of Family Dollar will have interests in the merger that may be different from, or in addition to, the interests of Family Dollar stockholders generally. See the section entitled “Interests of Family Dollar’s Directors and Executive Officers in the Merger” beginning on page 163 of the proxy statement/prospectus that was previously mailed to you.

Under Delaware law, holders of record of Family Dollar common stock who do not vote in favor of adoption of the merger agreement have the right to seek appraisal of the fair value of their shares of stock if the merger is completed, but only if they follow the procedures and satisfy the conditions prescribed by Delaware law. To exercise appraisal rights, holders of record of Family Dollar common stock must strictly follow the procedures and satisfy the conditions prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to Family Dollar before the vote is taken on the adoption of the merger agreement, and they must not vote in favor of adoption of the merger agreement. These procedures are summarized in the section entitled “Appraisal Rights of Family Dollar Stockholders” beginning on page 182 of the proxy statement/prospectus previously mailed to you, and the text of the applicable provisions of Delaware law as in effect with respect to this transaction is included as Annex E to the proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Family Dollar common stock that you own. We cannot complete the merger unless Family Dollar’s stockholders adopt the merger agreement.

Even if you plan to attend the special meeting in person, Family Dollar requests that you complete, sign, date and return, as promptly as possible, the enclosed WHITE proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of Family Dollar common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Family Dollar common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the adoption of the merger agreement. If any matters other than the proposals listed above are submitted for stockholder action at the special meeting (or at any adjournment or postponement thereof) and you submit a proxy, the proxy holders will be authorized to vote your shares in their discretion with respect to such matters. If you previously submitted a WHITE proxy card or submitted your proxy by telephone or the Internet, your previously submitted proxy will remain effective unless it has been or is revoked, you submitted or submit a later dated proxy or you attend the special meeting and vote in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED WHITE PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

We urge you to discard any gold proxy cards, which were sent to you by Dollar General, who is soliciting proxies in opposition to the merger. If you previously submitted a gold proxy card, we urge you to cast your vote as instructed on your WHITE proxy card, which will revoke any earlier dated proxy card that you submitted, including any gold proxy card. Only the latest validly executed proxy that you submit will be counted.

By Order of the Board of Directors,

/s/ James C. Snyder

James C. Snyder, Jr.

Senior Vice President

General Counsel and Secretary

Matthews, North Carolina

Dated: November 24, 2014

WHITE PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting are available through 11:59 PM Eastern Time the day prior to the special meeting date.

VOTE BY INTERNET – WWW.CESVOTE.COM

Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time the day prior to the special meeting date. Have your WHITE proxy card in hand when you access the website and follow the instructions.

OR

VOTE BY TELEPHONE – 1-888-693-8683

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the special meeting date. Have your WHITE proxy card in hand when you call and then follow the instructions.

OR

VOTE BY MAIL

Mark, sign and date your WHITE proxy card and return it in the postage-paid envelope we have provided to: Family Dollar Stores, Inc., c/o Corporate Election Services, PO Box 3230, Pittsburgh, PA 15230.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your WHITE proxy card.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your WHITE proxy card.

CONTROL NUMBER è

ê If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing. ê

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

The Board of Directors recommends a vote FOR Proposal 1	The Board of Directors recommends a vote FOR Proposal 3

Proposal 1 – A proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by amendment no. 1 on September 4, 2014, and as it may be further amended from time to time, by and among Family Dollar Stores, Inc., a Delaware corporation, Dollar Tree, Inc., a Virginia corporation, and Dime Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Dollar Tree, Inc.

❑ FOR             ❑ AGAINST            ❑ ABSTAIN

The Board of Directors recommends a vote FOR Proposal 2

Proposal 2 – A proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Family Dollar’s named executive officers in connection with the merger contemplated by the merger agreement; and

❑ FOR            ❑ AGAINST            ❑ ABSTAIN

Proposal 3 – A proposal for adjournment of the special meeting, if necessary or appropriate, from time to time, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

❑ FOR            ❑ AGAINST            ❑ ABSTAIN

Authority is hereby given to each of the proxies acting individually to vote, in accordance with their best judgment, upon other business as may properly come before the special meeting or any adjournment or postponement thereof by or at the direction of the Board of Directors.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

	Stockholder Signature	Date

Title

	Stockholder (Joint Owner) Signature	Date

Title

TO SUBMIT A PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE

ê AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE. ê

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

W H I T E P R O X Y C A R D

WHITE PROXY CARD

FAMILY DOLLAR STORES, INC.

SPECIAL MEETING OF STOCKHOLDERS

DECEMBER 23, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Howard R. Levine, Mary Winston and James C. Snyder, Jr., and each of them, with full power of substitution, as proxies of the undersigned for the Special Meeting of Stockholders of Family Dollar Stores, Inc. to be held at 10:00 a.m. (local time) on December 23, 2014, at the Mint Museum Randolph, 2730 Randolph Road, Charlotte, North Carolina 28207, or at any adjournments or postponements thereof, with all the powers which the undersigned would possess if personally present, and instructs them to vote upon any matter which may properly be acted upon at this meeting, and specifically as indicated on this WHITE proxy card. The proxies are authorized to act or vote in their discretion upon such other business as may properly come before the meeting and any adjournments thereof.

This Proxy, if received and correctly signed, will be voted in accordance with the choices specified. If a choice is not specified, this Proxy will be voted in favor of proposals 1, 2 and 3. In order to ensure that any shares represented hereby are voted, proxies submitted by phone and Internet voting should be submitted by 11:59 p.m. Eastern Time, on December 22, 2014.

This Proxy is revocable, and the undersigned retains the right to attend this meeting and to vote his or her stock in person. The undersigned hereby acknowledges receipt of the notice of Special Meeting of Stockholders and Proxy Statement.

Continued and to be signed on reverse side

Additional Information About the Dollar General Tender Offer

Family Dollar has filed a solicitation/recommendation statement with respect to the tender offer with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You may obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 28, 2014, the Securities and Exchange Commission (SEC) declared effective Dollar Tree’s registration statement on Form S-4 that included a definitive proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. On October 28, 2014, Family Dollar commenced mailing the definitive proxy statement/prospectus to stockholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree are available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Participants in the Solicitation For the Proposed Dollar Tree/Family Dollar Merger

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree’s and Family Dollar’s directors and executive officers in Dollar Tree’s definitive proxy statement filed with the SEC on May 12, 2014 and in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the unsolicited tender offer and proposals from Dollar General and any other alternative business combination transactions, the financing of the proposed transactions, the benefits, results, effects, timing and certainty of the proposed transactions, future financial and operating results, expectations concerning the antitrust review process for the proposed transactions and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed mergers include, among others: the risk that Family Dollar’s stockholders do not approve either merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for either merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of either merger are not satisfied; the risk that the financing required to fund either transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of either merger; uncertainties as to the timing of either merger; competitive responses to either proposed merger; response by activist stockholders to either merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s or other potential business combination transaction counterparties’ business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by either merger; uncertainty of the expected financial performance of the combined company following completion of either proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with either proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from either merger; litigation relating to either merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014 and other reports filed by Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov.

Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Family Dollar undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

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